Exhibit 2

2014

SECOND QUARTER RESULTS

§ Stock Listing Information

NYSE (ADS)

Ticker: CX

Mexican Stock Exchange

Ticker: CEMEXCPO

Ratio of CEMEXCPO to CX = 10:1

§ Investor Relations

In the United States:

+ 1 877 7CX NYSE

In Mexico:

+ 52 (81) 8888 4292

E-Mail:

ir@cemex.com

Operating and financial highlights

	January – June				Second Quarter			
	2014	2013	% Var.	l-t-l % Var.*	2014	2013	% Var.	l-t-l % Var.*
Consolidated cement volume	33,416	31,586	6%		17,788	17,204	3%	
Consolidated ready-mix volume	27,048	26,282	3%		14,309	14,470	(1%)	
Consolidated aggregates volume	81,191	76,203	7%		43,560	42,743	2%	
Net sales	7,737	7,322	6%	7%	4,154	4,006	4%	4%
Gross profit	2,313	2,189	6%	7%	1,331	1,280	4%	4%
as % of net sales	29.9%	29.9%	0.0pp		32.0%	32.0%	0.0pp	
Operating earnings before other expenses, net	722	690	5%	8%	456	451	1%	2%
as % of net sales	9.3%	9.4%	(0.1pp)		11.0%	11.3%	(0.3pp)	
Controlling interest net income (loss)	(220)	(433)	49%		76	(152)	N/A	
Operating EBITDA	1,270	1,251	1%	3%	737	730	1%	1%
as % of net sales	16.4%	17.1%	(0.7pp)		17.7%	18.2%	(0.5pp)	
Free cash flow after maintenance capital expenditures	(396)	(568)	30%		63	(86)	N/A	
Free cash flow	(451)	(603)	25%		31	(94)	N/A	
Total debt plus perpetual notes	17,045	16,948	1%		17,045	16,948	1%	
Earnings (loss) per ADS	(0.18)	(0.36)	50%		0.06	(0.13)	N/A	
Fully diluted earnings (loss) per ADS [1]	(0.18)	(0.36)	50%		0.06	(0.13)	N/A	
Average ADSs outstanding	1,241.9	1,214.6	2%		1,254.3	1,215.6	3%	
Employees	43,875	42,883	2%		43,875	42,883	2%	

Cement and aggregates volumes in thousands of metric tons. Ready-mix volumes in thousands of cubic meters.
In millions of US dollars, except volumes, percentages, employees, and per-ADS amounts. Average ADSs outstanding are presented in millions.
Please refer to page 8 for end-of quarter CPO-equivalent units outstanding.
*Like-to-like ("l-t-l") percentage variations adjusted for investments/divestments and currency fluctuations.
[1]For 2014 and 2013, the effect of the potential dilutive shares generate anti-dilution; therefore, there is no change between the reported basic and diluted loss per share.

Consolidated net sales in the second quarter of 2014 increased to US$4.2 billion, representing an increase of 4% compared with the second quarter of 2013. Adjusting for business days in our operations during the quarter, the increase was 5%. The growth in consolidated net sales was due to higher prices of our products in local currency terms in most of our operations, as well as higher volumes in the U.S and our Mediterranean, South, Central America and the Caribbean and Asia regions.

Cost of sales as a percentage of net sales remained flat during the second quarter of 2014 compared with the same period last year.

Operating expenses as a percentage of net sales increased by 0.4pp during the second quarter of 2014 compared with the same period last year, from 20.7% to 21.1%, mainly due to higher distribution expenses.

Operating EBITDA increased by 1% to US$737 million during the second quarter of 2014 compared with the same period last year. On a like-to-like basis and adjusting for business days in our operations during the quarter, operating EBITDA increased by 3%. The increase was due to higher contributions from the U.S., as well as from our Northern Europe and Mediterranean regions.

Operating EBITDA margin decreased by 0.5pp from 18.2% in the second quarter of 2013 to 17.7% this quarter. On a like-to-like basis and adjusting for business days in our operations, operating EBITDA margin decreased by 0.3pp.

Other expenses, net, for the quarter resulted in an income of US$62 million, mainly due to a gain in sale of assets, partially offset by severance payments.

Gain (loss) on financial instruments for the quarter was a gain of US$77 million, resulting mainly from derivatives related to CEMEX shares.

Foreign exchange results for the quarter was a gain of US$65 million, mainly due to the fluctuation of the Mexican peso versus the U.S. dollar.

Controlling interest net income was US$76 million in the second quarter of 2014 versus a loss of US$152 million in the same quarter of 2013. The higher quarterly income primarily reflects higher other income, a gain on financial instruments, higher operating earnings before other expenses, net and lower income tax, partially offset by higher financial expenses and a lower foreign exchange gain.

Total debt plus perpetual notes decreased by US$125 million during the quarter.

2014 Second Quarter Results Page 2

Operating results

Mexico

	January – June				Second Quarter			
	2014	2013	% Var.	l-t-l % Var.*	2014	2013	% Var.	l-t-l % Var.*
Net sales	1,551	1,627	(5%)	(1%)	816	847	(4%)	(1%)
Operating EBITDA	497	514	(3%)	0%	247	250	(1%)	1%
Operating EBITDA margin	32.0%	31.6%	0.4pp		30.3%	29.6%	0.7pp	

In millions of US dollars, except percentages.

	Domestic gray cement		Ready-mix		Aggregates	
Year-over-year percentage variation	January – June	Second Quarter	January – June	Second Quarter	January – June	Second Quarter
Volume	(0%)	(2%)	4%	4%	13%	11%
Price (USD)	(3%)	(1%)	(2%)	(1%)	(2%)	1%
Price (local currency)	0%	1%	1%	2%	2%	4%

Our Mexican operations' domestic gray cement volumes decreased by 2% during the quarter versus the same period last year, while ready-mix volumes increased by 4% during the same period. During the first six months of the year, domestic gray cement volumes remained flat while ready-mix volumes increased by 4% versus the comparable period a year ago.

Volumes in the quarter were negatively affected by fewer business days compared to the same quarter last year due to the Holy Week holidays. Adjusting for business days, domestic gray cement and ready-mix volumes increased by 1% and 6%, respectively.

During the quarter, bulk cement sales continued showing a positive performance. Demand for our products was driven by higher activity in formal construction, especially in the formal residential and commercial segments. The informal residential sector was slightly down during the quarter, with cautious private spending as a result of the changes in the fiscal reform and a slower than expected economic recovery.

United States

	January – June				Second Quarter			
	2014	2013	% Var.	l-t-l % Var.*	2014	2013	% Var.	l-t-l % Var.*
Net sales	1,749	1,604	9%	12%	957	868	10%	13%
Operating EBITDA	147	99	48%	46%	119	80	49%	48%
Operating EBITDA margin	8.4%	6.2%	2.2pp		12.4%	9.2%	3.2pp	

In millions of US dollars, except percentages.

	Domestic gray cement		Ready-mix		Aggregates	
Year-over-year percentage variation	January – June	Second Quarter	January – June	Second Quarter	January – June	Second Quarter
Volume	8%	7%	(1%)	(2%)	(3%)	(1%)
Price (USD)	4%	6%	8%	9%	12%	11%
Price (local currency)	4%	6%	8%	9%	12%	11%

Domestic gray cement volumes for CEMEX's operations in the United States increased by 7% during the second quarter of 2014 versus the same period last year, while ready-mix and aggregates volumes declined by 2% and 1%, respectively. On a pro-forma basis, adjusting for the transfer of our ready-mix assets in the Carolinas into the newly established joint venture with Concrete Supply, ready-mix volumes grew 5%. During the first six months of the year and on a year-over-year basis, domestic gray cement and adjusted ready-mix volumes increased by 8% and 5%, respectively, while aggregates volumes declined by 3%.

The increase in our cement volumes during the quarter reflects an improved demand in most of our markets. The residential sector continued to be the main driver of demand during the quarter sustained by strong fundamentals such as large pent-up demand, low levels of inventories and relatively high affordability. The industrial-and-commercial sector also contributed favorably to volume growth, particularly in office construction. Infrastructure investment during the quarter was driven mainly by state activity.

2014 Second Quarter Results Page 3

Operating results

Northern Europe

	January – June				Second Quarter			
	2014	2013	% Var.	l-t-l % Var.*	2014	2013	% Var.	l-t-l % Var.*
Net sales	2,049	1,846	11%	5%	1,138	1,088	5%	(2%)
Operating EBITDA	133	92	45%	38%	121	108	12%	6%
Operating EBITDA margin	6.5%	5.0%	1.5pp		10.6%	9.9%	0.7pp	

In millions of US dollars, except percentages.

	Domestic gray cement		Ready-mix		Aggregates	
Year-over-year percentage variation	January – June	Second Quarter	January – June	Second Quarter	January – June	Second Quarter
Volume	7%	(2%)	4%	(3%)	11%	2%
Price (USD)	6%	8%	6%	6%	6%	8%
Price (local currency)	1%	2%	0%	0%	(0%)	1%

Our domestic gray cement volumes in the Northern Europe region decreased by 2% during the second quarter of 2014 and increased by 7% during the first six months of the year versus the comparable periods in 2013.

In Germany, our domestic gray cement volumes decreased by 7% during the second quarter and increased by 6% during the first six months of the year on a year-over-year basis. The decrease in our volumes during the quarter reflects construction brought forward to the first quarter due to favorable weather conditions. The residential sector continued to benefit from the good economic conditions such as low levels of unemployment and mortgage rates. A growth in wages and net immigration also contributed to housing demand. The performance of the infrastructure sector continues with its favorable trend.

Domestic gray cement volumes of our operations in Poland declined by 15% during the quarter and increased by 2% during the first six months of the year versus the comparable periods in 2013. Favorable weather conditions seen during the first quarter of 2014 caused projects to be brought forward in the year. The infrastructure sector continues with its favorable performance coming from a very low base in 2013. A steady reduction of housing inventories was seen in the residential sector. Office building construction was the main driver in the industrial-and-commercial sector.

In our operations in France, domestic ready-mix volumes decreased by 8% and our aggregates volumes increased by 3% during the second quarter of 2014 versus the comparable period last year. During the first six months of the year, ready-mix volumes increased by 1% and our aggregates volumes increased by 8%, on a year-over-year basis. The increase in aggregates volumes was driven by an increase in traded volumes. The infrastructure sector continues to be supported by a number of ongoing highway and high-speed-railway projects that started during 2012; nevertheless, the activity in this sector has slowed down due to the financing constraints, the government's goal to reduce the deficit, and changes in administrations after local elections. The performance of the residential sector continues to be affected by the high level of unemployment, loss of buying power and a less attractive buy-to-let program.

In the United Kingdom, domestic gray cement, ready-mix, and aggregates volumes increased, on a year-over-year basis, by 1%, 2% and 14%, respectively, during the second quarter of 2014. For the first six months of the year our domestic gray cement, ready-mix and aggregates volumes increased by 2%, 4% and 15%, respectively, versus the comparable period in the previous year. During the quarter, the residential sector continued driving demand for our products. Activity in this sector was supported by the improvement in economic conditions, a rise in consumer confidence and government incentives to promote home ownership. The industrial and commercial sector performed favorably during the quarter mainly with investments in new warehouses.

2014 Second Quarter Results Page 4

Operating results

Mediterranean

	January – June				Second Quarter			
	2014	2013	% Var.	l-t-l % Var.*	2014	2013	% Var.	l-t-l % Var.*
Net sales	861	747	15%	13%	449	400	12%	10%
Operating EBITDA	181	168	8%	8%	100	94	6%	6%
Operating EBITDA margin	21.0%	22.5%	(1.5pp)		22.2%	23.5%	(1.3pp)	

In millions of US dollars, except percentages.

	Domestic gray cement		Ready-mix		Aggregates	
Year-over-year percentage variation	January – June	Second Quarter	January – June	Second Quarter	January – June	Second Quarter
Volume	1%	1%	6%	1%	(3%)	(12%)
Price (USD)	8%	9%	7%	6%	27%	31%
Price (local currency)	8%	9%	3%	2%	21%	25%

Our domestic gray cement volumes in the Mediterranean region increased by 1% during the second quarter and increased by 1% during the first six months of the year versus the same periods in 2013.

Domestic gray cement, and our ready-mix volumes for our operations in Spain increased by 6% and 7%, respectively, on a year-over-year basis during the quarter. For the first six months of the year, domestic gray cement volumes remained flat, while ready-mix volumes increased by 2% compared with the same period in 2013. Improved macroeconomic conditions in the country and stabilization in home prices has led to an increase in activity in the residential sector. In the infrastructure sector an increase in public biddings was visible during the quarter, from very low levels.

In Egypt, our domestic gray cement volumes decreased by 2% during the second quarter of 2014 and declined by 3% during the first six months of the year on a year-over-year basis. The informal residential sector continues to be the main driver of demand in the country supported by our alternative fuel strategy in the country. The formal residential sector continued showing initial signs of reactivation.

South, Central America and the Caribbean

	January – June				Second Quarter			
	2014	2013	% Var.	l-t-l % Var.*	2014	2013	% Var.	l-t-l % Var.*
Net sales	1,099	1,059	4%	9%	562	561	0%	3%
Operating EBITDA	365	399	(9%)	(4%)	178	211	(16%)	(14%)
Operating EBITDA margin	33.2%	37.7%	(4.5pp)		31.6%	37.6%	(6.0pp)	

In millions of US dollars, except percentages.

	Domestic gray cement		Ready-mix		Aggregates	
Year-over-year percentage variation	January – June	Second Quarter	January – June	Second Quarter	January – June	Second Quarter
Volume	8%	1%	11%	7%	21%	16%
Price (USD)	(5%)	(3%)	(4%)	(3%)	(5%)	(2%)
Price (local currency)	(0%)	(1%)	1%	(1%)	(0%)	(0%)

Our domestic gray cement volumes in the region increased by 1% during the second quarter of 2014 and increased by 8% during the first six months of the year versus the comparable periods last year.

Domestic gray cement, ready-mix, and aggregates volumes for our operations in Colombia increased by 9%, 13%, and 27%, respectively, during the second quarter compared to the same period a year ago. For the first six months of the year cement, ready-mix, and aggregates volumes increased by 20%, 17% and 32%, respectively, on a year-over-year basis. Construction activity in the second quarter continued driven by the residential sector, benefiting from the government-sponsored housing initiatives. Infrastructure remained an important driver for demand of our products with the execution of several ongoing projects that were awarded in past years.

2014 Second Quarter Results Page 5

Operating results

Asia

	January – June				Second Quarter			
	2014	2013	% Var.	l-t-l % Var.*	2014	2013	% Var.	l-t-l % Var.*
Net sales	306	305	0%	11%	160	162	(2%)	7%
Operating EBITDA	59	62	(5%)	(2%)	34	38	(11%)	(8%)
Operating EBITDA margin	19.3%	20.5%	(1.2pp)		21.2%	23.5%	(2.3pp)	

In millions of US dollars, except percentages.

	Domestic gray cement		Ready-mix		Aggregates	
Year-over-year percentage variation	January – June	Second Quarter	January – June	Second Quarter	January – June	Second Quarter
Volume	5%	1%	(21%)	(29%)	14%	(28%)
Price (USD)	(4%)	(2%)	8%	10%	3%	(13%)
Price (local currency)	2%	2%	14%	15%	9%	(9%)

Our domestic gray cement volumes in the region increased by 1% during the second quarter and increased by 5% during the first six months of 2014 on a year-over-year basis.

In the Philippines, our domestic gray cement volumes increased by 2% during the second quarter of 2014 and increased by 7% during the first six months of 2014 versus the comparable periods of last year. The residential sector continued to be supported by favorable economic conditions such as stable levels of inflation and mortgage rates, healthy remittances inflows and an increase in activity in the high-end residential segment. Government spending for rehabilitation and reconstruction efforts contributed to the positive performance of the infrastructure sector. The industrial-and-commercial sector continued with its positive trend.

2014 Second Quarter Results Page 6

Operating EBITDA, free cash flow and debt-related Information

Operating EBITDA and free cash flow

	January – June			Second Quarter		
	2014	2013	% Var	2014	2013	% Var
Operating earnings before other expenses, net	722	690	5%	456	451	1%
+ Depreciation and operating amortization	548	561		281	279	
Operating EBITDA	1,270	1,251	1%	737	730	1%
- Net financial expense	692	719		343	362	
- Maintenance capital expenditures	189	149		121	101	
- Change in working capital	453	538		148	207	
- Taxes paid	438	408		211	133	
- Other cash items (net)	(108)	5		(148)	14	
Free cash flow after maintenance capital expenditures	(396)	(568)	30%	63	(86)	N/A
- Strategic capital expenditures	55	35		32	8	
Free cash flow	(451)	(603)	25%	31	(94)	N/A

In millions of US dollars, except percentages.

The free cash flow during the quarter plus the reduction in cash and the proceeds from our notes issued in April were used to pay other higher coupon notes and their associated fees and premiums.

Our debt during the quarter reflects the conversion of a portion of our 2015 convertibles into ADSs as well as a positive foreign conversion effect of US$5 million.

Information on debt and perpetual notes

	Second Quarter			First Quarter
	2014	2013	% Var	2014
Total debt [1]	16,569	16,476	1%	16,693
Short-term	3%	3%		6%
Long-term	97%	97%		94%
Perpetual notes	476	472	1%	477
Cash and cash equivalents	737	746	(1%)	845
Net debt plus perpetual notes	16,308	16,201	1%	16,325
Consolidated funded debt [2]/EBITDA [3]	5.49	5.54		5.54
Interest coverage [3] [4]	2.15	2.06		2.12

	Second Quarter	
	2014	2013
Currency denomination		
US dollar	87%	85%
Euro	11%	13%
Mexican peso	2%	2%
Other	0%	0%
Interest rate		
Fixed	66%	70%
Variable	34%	30%

In millions of US dollars, except percentages and ratios.

(1) Includes convertible notes and capital leases, in accordance with International Financial Reporting Standards (IFRS).
(2) Consolidated funded debt as of June 30, 2014 was US$14,629 million, in accordance with our contractual obligations under the Facilities Agreement.
(3) EBITDA calculated in accordance with IFRS.
(4) Interest expense calculated in accordance with our contractual obligations under the Facilities Agreement.

2014 Second Quarter Results Page 7

Equity-related and derivative instruments information

Equity-related information

One CEMEX ADS represents ten CEMEX CPOs. The following amounts are expressed in CPO terms.

Beginning-of-quarter CPO-equivalent units outstanding	11,683,268,105
CPOs issued due to recapitalization of retained earnings	468,033,076
CPOs issued as result of the conversion of a portion of our 2015 convertible securities	115,124,070
Less increase (decrease) in the number of CPOs held in subsidiaries	702,349
End-of-quarter CPO-equivalent units outstanding	12,265,722,902

Outstanding units equal total CEMEX CPO-equivalent units less CPOs held in subsidiaries, which as of June 30, 2014 were 18,261,131.
CEMEX has outstanding mandatorily convertible securities which, upon conversion, will increase the number of CPOs outstanding by approximately 210 million, subject to antidilution adjustments.

Employee long-term compensation plans

As of June 30, 2014, executives had outstanding options on a total of 4,720,450 CPOs, with a weighted-average strike price of approximately US$1.55 per CPO (equivalent to US$15.49 per ADS). Starting in 2005, CEMEX began offering executives a restricted stock-ownership program. As of June 30, 2014, our executives held 24,108,928 restricted CPOs, representing 0.2% of our total CPOs outstanding as of such date.

Derivative instruments

The following table shows the notional amount for each type of derivative instrument and the aggregate fair market value for all of CEMEX's derivative instruments as of the last day of each quarter presented.

	Second Quarter		First Quarter
	2014	2013	2014
Notional amount of equity related derivatives (1)	1,792	2,410	1,792
Estimated aggregate fair market value (1) (2) (3)	529	320	452

In millions of US dollars.

The estimated aggregate fair market value represents the approximate settlement result as of the valuation date, based upon quoted market prices and estimated settlement costs, which fluctuate over time. Fair market values and notional amounts do not represent amounts of cash currently exchanged between the parties; cash amounts will be determined upon termination of the contracts considering the notional amounts and quoted market prices as well as other derivative items as of the settlement date. Fair market values should not be viewed in isolation, but rather in relation to the fair market values of the underlying hedge transactions and the overall reduction in CEMEX's exposure to the risks being hedged.

***Note:** Under IFRS, companies are required to recognize all derivative financial instruments on the balance sheet as assets or liabilities, at their estimated fair market value, with changes in such fair market values recorded in the income statement, except when transactions are entered into for cash-flow-hedging purposes, in which case changes in the fair market value of the related derivative instruments are recognized temporarily in equity and then reclassified into earnings as the inverse effects of the underlying hedged items flow through the income statement. As of June 30, 2014, in connection with the fair market value recognition of its derivatives portfolio, CEMEX recognized increases in its assets and liabilities resulting in a net asset of US$562 million, including a liability of US$47 million corresponding to an embedded derivative related to our mandatorily convertible securities, which according to our debt agreements, is presented net of the assets associated with the derivative instruments. The notional amounts of derivatives substantially match the amounts of underlying assets, liabilities, or equity transactions on which the derivatives are being entered into.*

(1) *Excludes an interest-rate swap related to our long-term energy contracts. As of June 30, 2014, the notional amount of this derivative was US$170 million, with a positive fair market value of approximately US$33 million.*

(2) *Net of cash collateral deposited under open positions. Cash collateral was US$6 million as of June 30, 2014 and US$10 million as of June 30, 2013.*

(3) *As required by IFRS, the estimated aggregate fair market value as of June 30, 2014 and 2013 includes a liability of US$47 million and US$33 million, respectively, relating to an embedded derivative in CEMEX's mandatorily convertible securities.*

2014 Second Quarter Results Page 8

Operating results

Consolidated Income Statement & Balance Sheet

CEMEX, S.A.B. de C.V. and Subsidiaries
(Thousands of U.S. Dollars, except per ADS amounts)

	January – June				Second Quarter			
INCOME STATEMENT	2014	2013	% Var.	like-to-like % Var.*	2014	2013	% Var.	like-to-like % Var.*
Net sales	7,736,540	7,322,113	6%	7%	4,154,222	4,005,579	4%	4%
Cost of sales	(5,423,701)	(5,133,572)	(6%)		(2,822,996)	(2,725,212)	(4%)	
Gross profit	2,312,839	2,188,541	6%	7%	1,331,226	1,280,367	4%	4%
Operating expenses	(1,591,302)	(1,498,359)	(6%)		(875,326)	(829,310)	(6%)	
Operating earnings before other expenses, net	721,537	690,181	5%	8%	455,900	451,057	1%	2%
Other expenses, net	23,422	(125,137)	N/A		62,252	(105,536)	N/A	
Operating earnings	744,959	565,045	32%		518,151	345,521	50%	
Financial expense	(841,434)	(731,339)	(15%)		(435,115)	(363,060)	(20%)	
Other financial income (expense), net	139,991	44,805	212%		131,671	41,870	214%	
Financial income	14,033	16,479	(15%)		6,276	8,575	(27%)	
Results from financial instruments, net	120,616	71,378	69%		76,912	(51,530)	N/A	
Foreign exchange results	38,720	(16,254)	N/A		65,363	101,536	(36%)	
Effects of net present value on assets and liabilities and others, net	(33,379)	(26,797)	(25%)		(16,880)	(16,711)	(1%)	
Equity in gain (loss) of associates	5,668	2,567	121%		6,086	7,346	(17%)	
Income (loss) before income tax	49,184	(118,923)	N/A		220,794	31,677	597%	
Income tax	(231,067)	(269,063)	14%		(122,832)	(154,624)	21%	
Consolidated net income (loss)	(181,883)	(387,986)	53%		97,962	(122,946)	N/A	
Non-controlling interest net income (loss)	38,428	44,687	(14%)		21,964	29,390	(25%)	
Controlling interest net income (loss)	(220,311)	(432,673)	49%		75,997	(152,337)	N/A	
Operating EBITDA	1,269,682	1,251,236	1%	3%	737,120	730,347	1%	1%
Earnings (loss) per ADS	(0.18)	(0.36)	50%		0.06	(0.13)	N/A	

	As of June 30		
BALANCE SHEET	2014	2013	% Var.
Total assets	37,713,343	36,583,446	3%
Cash and cash equivalents	737,320	746,281	(1%)
Trade receivables less allowance for doubtful accounts	2,169,115	2,178,453	(0%)
Other accounts receivable	595,427	492,416	21%
Inventories, net	1,360,355	1,250,166	9%
Other current assets	332,926	400,579	(17%)
Current assets	5,195,142	5,067,896	3%
Property, machinery and equipment, net	15,576,321	15,710,860	(1%)
Other assets	16,941,880	15,804,691	7%
Total liabilities	26,044,129	24,735,001	5%
Current liabilities	4,733,404	4,425,033	7%
Long-term liabilities	14,443,155	13,807,740	5%
Other liabilities	6,867,570	6,502,228	6%
Total stockholders' equity	11,669,214	11,848,445	(2%)
Non-controlling interest and perpetual instruments	1,188,786	1,086,848	9%
Total controlling interest	10,480,428	10,761,598	(3%)

2014 Second Quarter Results Page 9

Operating results

Consolidated Income Statement & Balance Sheet

CEMEX, S.A.B. de C.V. and Subsidiaries
(Thousands of Mexican Pesos in nominal terms, except per ADS amounts)

	January – June			Second Quarter		
INCOME STATEMENT	2014	2013	% Var.	2014	2013	% Var.
Net sales	101,348,673	92,478,288	10%	53,880,257	50,630,523	6%
Cost of sales	(71,050,478)	(64,837,020)	(10%)	(36,614,261)	(34,446,683)	(6%)
Gross profit	30,298,195	27,641,268	10%	17,265,996	16,183,840	7%
Operating expenses	(20,846,058)	(18,924,277)	(10%)	(11,352,980)	(10,482,480)	(8%)
Operating earnings before other expenses, net	9,452,137	8,716,990	8%	5,913,017	5,701,360	4%
Other expenses, net	306,828	(1,580,477)	N/A	807,402	(1,333,980)	N/A
Operating earnings	9,758,966	7,136,513	37%	6,720,419	4,367,380	54%
Financial expense	(11,022,791)	(9,236,818)	(19%)	(5,643,436)	(4,589,074)	(23%)
Other financial income (expense), net	1,833,878	565,885	224%	1,707,770	529,239	223%
Financial income	183,838	208,124	(12%)	81,404	108,389	(25%)
Results from financial instruments, net	1,580,071	901,507	75%	997,546	(651,337)	N/A
Foreign exchange results	507,231	(205,293)	N/A	847,753	1,283,409	(34%)
Effects of net present value on assets and liabilities and others, net	(437,262)	(338,452)	(29%)	(218,934)	(211,222)	(4%)
Equity in gain (loss) of associates	74,257	32,426	129%	78,939	92,858	(15%)
Income (loss) before income tax	644,308	(1,501,994)	N/A	2,863,692	400,403	615%
Income tax	(3,026,976)	(3,398,271)	11%	(1,593,131)	(1,954,446)	18%
Consolidated net income (loss)	(2,382,667)	(4,900,265)	51%	1,270,561	(1,554,044)	N/A
Non-controlling interest net income (loss)	503,405	564,400	(11%)	284,876	371,492	(23%)
Controlling interest net income (loss)	(2,886,073)	(5,464,665)	47%	985,685	(1,925,536)	N/A
Operating EBITDA	16,632,839	15,803,114	5%	9,560,451	9,231,592	4%
Earnings (loss) per ADS	(2.32)	(4.50)	48%	0.79	(1.58)	N/A

	As of June 30		
BALANCE SHEET	2014	2013	% Var.
Total assets	489,142,064	474,121,463	3%
Cash and cash equivalents	9,563,040	9,671,798	(1%)
Trade receivables less allowance for doubtful accounts	28,133,417	28,232,752	(0%)
Other accounts receivable	7,722,682	6,381,717	21%
Inventories, net	17,643,804	16,202,151	9%
Other current assets	4,318,054	5,191,508	(17%)
Current assets	67,380,997	65,679,926	3%
Property, machinery and equipment, net	202,024,888	203,612,741	(1%)
Other assets	219,736,179	204,828,795	7%
Total liabilities	337,792,354	320,565,612	5%
Current liabilities	61,392,256	57,348,426	7%
Long-term liabilities	187,327,720	178,948,315	5%
Other liabilities	89,072,378	84,268,871	6%
Total stockholders' equity	151,349,710	153,555,851	(1%)
Non-controlling interest and perpetual instruments	15,418,555	14,085,547	9%
Total controlling interest	135,931,154	139,470,304	(3%)

2014 Second Quarter Results Page 10

Operating results

Operating Summary per Country

In thousands of U.S. dollars

	January – June				Second Quarter			
				like-to-like				like-to-like
NET SALES	2014	2013	% Var.	% Var. *	2014	2013	% Var.	% Var. *
Mexico	1,551,376	1,626,674	(5%)	(1%)	815,718	847,311	(4%)	(1%)
U.S.A.	1,748,623	1,604,274	9%	12%	957,105	868,288	10%	13%
Northern Europe	2,048,501	1,845,848	11%	5%	1,137,665	1,088,199	5%	(2%)
Mediterranean	860,738	747,422	15%	13%	448,590	399,992	12%	10%
South, Central America and the Caribbean	1,099,407	1,059,271	4%	9%	562,038	561,489	0%	3%
Asia	305,729	304,956	0%	11%	159,867	162,398	(2%)	7%
Others and intercompany eliminations	*122,167*	*133,669*	*(9%)*	*(9%)*	*73,239*	*77,902*	*(6%)*	*(6%)*
TOTAL	7,736,540	7,322,113	6%	7%	4,154,222	4,005,579	4%	4%

GROSS PROFIT								
Mexico	753,322	763,274	(1%)	2%	393,128	395,134	(1%)	2%
U.S.A.	273,371	189,040	45%	45%	181,703	131,366	38%	39%
Northern Europe	451,239	396,575	14%	7%	302,954	279,383	8%	2%
Mediterranean	252,945	265,726	(5%)	(6%)	143,076	172,450	(17%)	(18%)
South, Central America and the Caribbean	477,634	495,313	(4%)	1%	239,498	251,520	(5%)	(3%)
Asia	82,886	80,520	3%	10%	45,262	48,612	(7%)	(2%)
Others and intercompany eliminations	*21,443*	*(1,908)*	*N/A*	*N/A*	*25,605*	*1,901*	*N/A*	*N/A*
TOTAL	2,312,839	2,188,541	6%	7%	1,331,226	1,280,367	4%	4%

OPERATING EARNINGS BEFORE OTHER EXPENSES, NET								
Mexico	405,598	416,082	(3%)	1%	200,972	201,575	(0%)	2%
U.S.A.	(70,874)	(133,087)	47%	46%	7,939	(32,009)	N/A	N/A
Northern Europe	17,493	(15,429)	N/A	N/A	60,428	50,971	19%	12%
Mediterranean	130,031	112,907	15%	16%	73,811	67,199	10%	10%
South, Central America and the Caribbean	321,607	356,725	(10%)	(6%)	155,136	189,757	(18%)	(16%)
Asia	44,182	46,297	(5%)	(3%)	26,312	30,252	(13%)	(11%)
Others and intercompany eliminations	*(126,500)*	*(93,314)*	*(36%)*	*(42%)*	*(68,698)*	*(56,687)*	*(21%)*	*(25%)*
TOTAL	721,537	690,181	5%	8%	455,900	451,057	1%	2%

2014 Second Quarter Results Page 11

Operating results

Operating Summary per Country

EBITDA in thousands of U.S. dollars. EBITDA margin as a percentage of net sales.

	January – June				Second Quarter			
OPERATING EBITDA	2014	2013	% Var.	like-to-like % Var. *	2014	2013	% Var.	like-to-like % Var. *
Mexico	497,123	513,667	(3%)	0%	247,092	250,466	(1%)	1%
U.S.A.	146,943	99,028	48%	46%	119,080	80,171	49%	48%
Northern Europe	133,257	91,861	45%	38%	120,919	107,764	12%	6%
Mediterranean	181,138	167,918	8%	8%	99,778	94,194	6%	6%
South, Central America and the Caribbean	364,648	398,926	(9%)	(4%)	177,726	210,899	(16%)	(14%)
Asia	59,114	62,404	(5%)	(2%)	33,836	38,195	(11%)	(8%)
Others and intercompany eliminations	*(112,540)*	*(82,568)*	*(36%)*	*(43%)*	*(61,310)*	*(51,342)*	*(19%)*	*(23%)*
TOTAL	1,269,682	1,251,236	1%	3%	737,120	730,347	1%	1%

OPERATING EBITDA MARGIN	January – June 2014	January – June 2013	Second Quarter 2014	Second Quarter 2013
Mexico	32.0%	31.6%	30.3%	29.6%
U.S.A.	8.4%	6.2%	12.4%	9.2%
Northern Europe	6.5%	5.0%	10.6%	9.9%
Mediterranean	21.0%	22.5%	22.2%	23.5%
South, Central America and the Caribbean	33.2%	37.7%	31.6%	37.6%
Asia	19.3%	20.5%	21.2%	23.5%
TOTAL	16.4%	17.1%	17.7%	18.2%

2014 Second Quarter Results Page 12

Operating results

Volume Summary

Consolidated volume summary

Cement and aggregates: Thousands of metric tons.

Ready-mix: Thousands of cubic meters.

	January – June			Second Quarter		
	2014	2013	% Var.	2014	2013	% Var.
Consolidated cement volume [1]	33,416	31,586	6%	17,788	17,204	3%
Consolidated ready-mix volume	27,048	26,282	3%	14,309	14,470	(1%)
Consolidated aggregates volume	81,191	76,203	7%	43,560	42,743	2%

Per-country volume summary

DOMESTIC GRAY CEMENT VOLUME	January – June 2014 Vs. 2013	Second Quarter 2014 Vs. 2013	Second Quarter 2014 Vs. First Quarter 2014
Mexico	(0%)	(2%)	6%
U.S.A.	8%	7%	20%
Northern Europe	7%	(2%)	36%
Mediterranean	1%	1%	13%
South, Central America and the Caribbean	8%	1%	1%
Asia	5%	1%	4%

READY-MIX VOLUME			
Mexico	4%	4%	8%
U.S.A.	(1%)	(2%)	14%
Northern Europe	4%	(3%)	24%
Mediterranean	6%	1%	(3%)
South, Central America and the Caribbean	11%	7%	7%
Asia	(21%)	(29%)	1%

AGGREGATES VOLUME			
Mexico	13%	11%	10%
U.S.A.	(3%)	(1%)	9%
Northern Europe	11%	2%	31%
Mediterranean	(3%)	(12%)	(8%)
South, Central America and the Caribbean	21%	16%	11%
Asia	14%	(28%)	(44%)

[1] Consolidated cement volume includes domestic and export volume of gray cement, white cement, special cement, mortar and clinker.

2014 Second Quarter Results Page 13

Operating results

Price Summary

Variation in U.S. Dollars

DOMESTIC GRAY CEMENT PRICE	January – June 2014 Vs. 2013	Second Quarter 2014 Vs. 2013	Second Quarter 2014 Vs. First Quarter 2014
Mexico	(3%)	(1%)	3%
U.S.A.	4%	6%	5%
Northern Europe (*)	6%	8%	(0%)
Mediterranean (*)	8%	9%	7%
South, Central America and the Caribbean (*)	(5%)	(3%)	1%
Asia (*)	(4%)	(2%)	4%

READY-MIX PRICE			
Mexico	(2%)	(1%)	4%
U.S.A.	8%	9%	2%
Northern Europe (*)	6%	6%	(3%)
Mediterranean (*)	7%	6%	0%
South, Central America and the Caribbean (*)	(4%)	(3%)	1%
Asia (*)	8%	10%	4%

AGGREGATES PRICE			
Mexico	(2%)	1%	6%
U.S.A.	12%	11%	5%
Northern Europe (*)	6%	8%	(3%)
Mediterranean (*)	27%	31%	3%
South, Central America and the Caribbean (*)	(5%)	(2%)	4%
Asia (*)	3%	(13%)	(18%)

Variation in Local Currency

DOMESTIC GRAY CEMENT PRICE	January – June 2014 Vs. 2013	Second Quarter 2014 Vs. 2013	Second Quarter 2014 Vs. First Quarter 2014
Mexico	0%	1%	1%
U.S.A.	4%	6%	5%
Northern Europe (*)	1%	2%	(1%)
Mediterranean (*)	8%	9%	9%
South, Central America and the Caribbean (*)	(0%)	(1%)	(1%)
Asia (*)	2%	2%	2%

READY-MIX PRICE			
Mexico	1%	2%	2%
U.S.A.	8%	9%	2%
Northern Europe (*)	0%	0%	(4%)
Mediterranean (*)	3%	2%	(0%)
South, Central America and the Caribbean (*)	1%	(1%)	(2%)
Asia (*)	14%	15%	2%

AGGREGATES PRICE			
Mexico	2%	4%	4%
U.S.A.	12%	11%	5%
Northern Europe (*)	(0%)	1%	(4%)
Mediterranean (*)	21%	25%	2%
South, Central America and the Caribbean (*)	(0%)	(0%)	0%
Asia (*)	9%	(9%)	(20%)

(*) Volume weighted-average price.

2014 Second Quarter Results Page 14

Other activities CEMEX

CEMEX announces new CLH grinding plant in Nicaragua

On May 5, 2014 CEMEX announced that its subsidiary CEMEX Latam Holdings, S.A. (“CLH”) (BVC: CLH) has started the construction of a new cement grinding plant in Ciudad Sandino, Managua, that is expected to increase its cement production capacity in Nicaragua by approximately 104%. CLH will invest approximately US$55 million for the construction of the grinding mill, which will be completed in two phases, expected to reach an estimated annual cement production capacity of 860,000 tons by 2017. During the first phase, US$30 million will be invested for infrastructure procurement and the installation of a cement grinding mill with a production capacity of approximately 220,000 tons. This phase is expected to be completed by the end of the second quarter of 2015. The second phase includes the installation of a second cement grinding mill with an annual production capacity of 220,000 tons and an investment of US$25 million, and is expected to be completed by the end of 2017. Additionally, CLH will implement reforestation in the area and community support plans, starting with the launch of its Self-Employment Productions Centers or Centros Productivos de Auto Empleo (CPAs) program, whereby concrete blocks are produced for home improvement in collaboration with communities and local governments.

CEMEX announces new Chairman of the Board and new CEO

On May 12, 2014 CEMEX informed that Mr. Lorenzo H. Zambrano, Chairman of the Board of Directors and Chief Executive Officer of CEMEX, passed away in the city of Madrid, Spain. On May 15, 2014 CEMEX announced that its Board of Directors, by unanimous decision, appointed Mr. Rogelio Zambrano as Chairman of the Board of Directors and Fernando A. Gonzalez as Chief Executive Officer. Mr. Rogelio Zambrano previously served as a member of the Board of Directors, and Fernando A. Gonzalez previously held the position of Executive Vice President of Finance (CFO) and Administration. Mr. Rogelio Zambrano has been a member of CEMEX’s Board of Directors since 1987 and President of CEMEX’s Finance Committee since 2009. He is also a member of the Advisory Board of Grupo Financiero Banamex Zona Norte, and a member of the Boards of Directors of Carza and Tecnologico de Monterrey, among others. He is a graduate in Industrial Engineering from the Tecnologico de Monterrey and holds an MBA from The Wharton School of Business, University of Pennsylvania. Mr. Fernando A. Gonzalez joined CEMEX in 1989, and since, he has held several senior management positions in Human Capital, Strategic Planning and Business Development, and served as CFO. He has led CEMEX’s business in Latin America, Europe, Africa, Middle East, and Asia. He earned his BA and MBA from Tecnologico de Monterrey. The Board also appointed Mr. Ian C. Armstrong as a member of the Board. Such appointment was subject to be ratified by the next Annual General Meeting, to be held in 2015. Mr. Armstrong is Vice President of Promotion and Analysis at Evercore Casa de Bolsa. He is also a member of the Board of Directors of Tec Salud, Fondo Zambrano Hellion, and Patronato DIF Nuevo Leon. He is a graduate in Business Administration from Tecnologico de Monterrey and holds an MBA from IE Business School.

CEMEX announces senior level organizational changes

On May 21, 2014 CEMEX announced changes to its senior level organization, effective immediately. CEMEX’s corporate staff functions, are now organized in six Executive Vice-Presidencies, reporting to the CEO, and led by the following executives:

Jose Antonio Gonzalez was appointed Executive Vice President of Finance (CFO), overseeing Finance, Controllership, Taxes and Processes Assessment.

Maher Al-Haffar, was appointed Executive Vice President of Investor Relations, Communications and Public Affairs.

Juan Pablo San Agustin will continue as Executive Vice President of Strategic Planning and Business Development.

Luis Hernandez will continue as Executive Vice President of Organization and Human Resources. In addition to OHR, Security and Administrative Services, he now oversees Processes and IT, Innovation, Global Service Organization, Vendor Management Organization, and Neoris.

Ramiro Villarreal was appointed Executive Vice President of Legal, and will continue serving as Secretary of the Board of Directors.

Mauricio Doehner, was appointed Executive Vice President of Corporate Affairs and Enterprise Risk Management.

The six operational Regional Presidencies remained unchanged, and their respective heads continue reporting directly to the CEO:

Juan Romero, President of CEMEX Mexico, who also oversees Global Technology.

Karl Watson, Jr., President of CEMEX USA.

Jaime Elizondo, President of CEMEX South America and Caribbean, who also oversees Global Procurement.

Ignacio Madridejos, President of CEMEX Northern Europe, who also oversees Global Energy and Sustainability.

Jaime Muguiro, President of CEMEX Mediterranean;

Joaquin Estrada, President of CEMEX Asia, who also oversees Global Trading.

Additionally, Francisco Javier Garza Zambrano, Chairman of CEMEX Latin America Advisory Board and Advisor to the CEO on Institutional Relations, decided to retire after 25 years of a successful career with CEMEX. This organizational change was effective on July 15, 2014

CEMEX helps address the challenges of urbanization

On May 28, 2014 CEMEX released its 2013 Sustainable Development Report, which shows significant progress in major priority areas that align with the challenges of increasing urban populations. During 2013, CEMEX worked to conceptualize and develop new products and solutions to promote efficient construction practices, preserve natural resources, lower the carbon footprint of its projects throughout their lifecycle, improve job site safety and foster a strong relationship with its communities and stakeholders. The report includes an external limited assurance statement by PricewaterhouseCoopers for the eighth consecutive year, as well as a statement from the company’s Sustainability Reporting Advisory Panel. If you want to know more about CEMEX’s sustainability strategy and efforts, please review CEMEX’s 2013 Sustainable Development Report, which achieved a GRI-checked application level of A+ for the sixth consecutive year and is available online at the website. In order to facilitate analysts’ access to all the relevant documents, CEMEX included a special section on its website called ESG Analyst and SRI Center. The section provides direct links to key information such as SDR, GRI Index, UNGC COP, policies, position papers and more.

Other information CEMEX

Integration of Mexican business and operational activities

During the first and second quarter of 2014, in order to run its operations in Mexico more efficiently and to facilitate the acquisition of financing, CEMEX launched an initiative to integrate its Mexican businesses and operational activities in Mexico under a single entity. This initiative considers that there are efficiency and improvement opportunities by shifting from a platform where CEMEX serves its customers from different entities according to its line of business (i.e. cement, concrete, aggregates), into a platform where customers, now sorted by end-user segment (i.e. distributor, builder, manufacturer) will be serviced from a single entity. Under this initiative CEMEX, S.A.B. de C.V. will integrate productive, commercial, marketing and administrative activities related to the sale of cement, ready-mix concrete, aggregates and other construction materials in Mexico. As part of this initiative, CEMEX S.A.B. de C.V., will enter into lease agreements of property, plant and equipment, with CEMEX México, S.A. de C.V., CEMEX Concretos, S.A. de C.V. and CEMEX Agregados, S.A. de C.V., these companies that have carried operating activities until December 31, 2013 and the beginning of 2014, will cease to have operating activities significantly on or after April 1, 2014, and while maintaining property of the assets will mainly act as lessors. To implement the Mexican integration initiative efficiently, a wholly owned administrative trust will be used to concentrate lease payments and obtain financing. CEMEX, S.A.B. de C.V. will continue to consolidate the entire CEMEX group.

Mexican Tax Reform 2010 and 2014

In November 2009, Mexico approved amendments to the income tax law, which became effective on January 1, 2010. Such amendments modified the tax consolidation regime by requiring entities to determine income taxes as if the tax consolidation provisions did not exist from 1999 onward, specifically turning into taxable items: a) the difference between the sum of the equity of the controlled entities for tax purposes and the equity of the consolidated entity for tax purposes; b) dividends from the controlled entities for tax purposes to CEMEX, S.A.B. de C.V.; and c) other transactions that represented the transfer of resources between the companies included in the tax consolidation. In December 2010, pursuant to miscellaneous rules, the tax authority in Mexico granted the option to defer the calculation and payment of the income tax over the difference in equity explained above, until the subsidiary is disposed of or CEMEX eliminates the tax consolidation. Tax liabilities associated with the tax loss carryforwards used in the tax consolidation of the Mexican subsidiaries are not offset with deferred tax assets in the balance sheet. The realization of these tax assets is subject to the generation of future tax earnings in the controlled subsidiaries that generated the tax loss carryforwards in the past.

In addition, in connection with new amendments to the income tax law in Mexico approved in December 2013 and effective beginning January 1, 2014, the tax consolidation regime in effect until December 31, 2013, was replaced prospectively by a new integration regime, to which CEMEX will not apply, resulting in that beginning in 2014, each Mexican entity will determine its income taxes based solely in its individual results, and a period of up to 10 years has been established for the settlement of the liability for income taxes related to the tax consolidation regime accrued until December 31, 2013, amount which considering the new rules issued for the disconnection of the tax consolidation regime amounts to approximately US$1,901 million, as described in the table below.

Changes in the Parent Company’s tax payable associated with the tax consolidation in Mexico in 2013 were as follows (approximate US$ Millions):

2013

Balance at the beginning of the period $1,115

Income tax received from subsidiaries $138

Restatement for the period $95

Payments during the period ($156)

Effects of tax deconsolidation $709

Balance at the end of the period $1,901

As of December 31, 2013, the estimated payment schedule of taxes payable resulting from these changes in the tax consolidation regime in Mexico were as follows (approximate amounts in millions of US dollars):

2014 $328

2015 $380

2016 $317

2017 $316

2018 and thereafter $560

1,901

Tax Matter in Colombia

Regarding the proceeding notice that was notified to CEMEX Colombia on April 1, 2011, in which the Colombian Tax Authority rejected certain deductions taken by CEMEX Colombia in its 2009 year-end tax return for which a final determination was issued by the Colombian Tax Authority on December 15, 2011, on July 14, 2014, CEMEX Colombia was notified about an adverse resolution to the appeal filed by CEMEX Colombia on May 10, 2013, to the resolution confirming the official liquidation notified by the Colombian Tax Authorities to CEMEX Colombia on January 17, 2013. CEMEX Colombia intends to file an appeal before the Colombian Consejo de Estado by not later than July 24, 2014.

Polish Antitrust Investigation

On May 8, 2014, CEMEX Polska filed an appeal with the Appeals Court against the judgment issued in December of 2013 by the Polish Court of Competition and Consumer Protection that in turn had reduced the penalties imposed by the Polish Competition and Consumer Protection Office issued in December of 2009. The penalties are not enforceable until the Appeals Court issues its judgment.

Egypt Share Purchase Agreement

A hearing related to this matter that was scheduled to take place in April of 2014 was rescheduled to May of 2014, but was eventually not held. In the meantime, the State Commissioner Authority recommended the Administrative Court to refer the case to the Administrative Judiciary Court, a new hearing date has not been scheduled. Also, two plaintiffs, one of which is also a plaintiff under the aforementioned case, filed a lawsuit before the Administrative Judiciary Court requesting the cancellation of the resolutions taken by shareholders of the state-owned Metallurgical Industries Company pursuant to which it was agreed to sell Assiut Cement Company’s shares and therefore sign the share purchase agreement with CEMEX. Metallurgical Industries Company is the state-owned entity that in 1999 sold the Assiut Cement Company shares to CEMEX. On May 17, 2014, a hearing for this matter was held and adjourned in order for the State Commissioner to submit its report for the consideration of the Administrative Judiciary Court, a new hearing date will be scheduled once the State Commissioner submits its report.

Definitions of terms and disclosures

Methodology for translation, consolidation, and presentation of results

Under IFRS, beginning January 1, 2008, CEMEX translates the financial statements of foreign subsidiaries using exchange rates at the reporting date for the balance sheet and the exchange rates at the end of each month for the income statement. CEMEX reports its consolidated results in Mexican pesos.

For the reader's convenience, beginning June 30, 2008, US dollar amounts for the consolidated entity are calculated by converting the nominal Mexican peso amounts at the end of each quarter using the average MXN/US$ exchange rate for each quarter. The exchange rates used to convert results for the second quarter of 2014 and the second quarter of 2013 are 12.97 and 12.64 Mexican pesos per US dollar, respectively.

Per-country/region figures are presented in US dollars for the reader's convenience. Figures presented in US dollars for Mexico, as of June 30, 2014, and June 30, 2013, can be converted into their original local currency amount by multiplying the US-dollar figure by the corresponding average exchange rates for 2014 and 2013, provided below.

Breakdown of regions

Northern Europe includes operations in Austria, the Czech Republic, France, Germany, Hungary, Ireland, Latvia, Poland, and the United Kingdom, as well as trading operations in several Nordic countries.

The Mediterranean region includes operations in Croatia, Egypt, Israel, Spain, and the United Arab Emirates.

The South, Central America and the Caribbean region includes CEMEX's operations in Argentina, Bahamas, Brazil, Colombia, Costa Rica, the Dominican Republic, El Salvador, Guatemala, Haiti, Jamaica, Nicaragua, Panama, Peru, and Puerto Rico, as well as trading operations in the Caribbean region.

The Asia region includes operations in Bangladesh, China, Malaysia, the Philippines, Taiwan, and Thailand.

Definition of terms

Free cash flow equals operating EBITDA minus net interest expense, maintenance and strategic capital expenditures, change in working capital, taxes paid, and other cash items (net other expenses less proceeds from the disposal of obsolete and/or substantially depleted operating fixed assets that are no longer in operation and coupon payments on our perpetual notes).

Maintenance capital expenditures investments incurred for the purpose of ensuring the company's operational continuity. These include capital expenditures on projects required to replace obsolete assets or maintain current operational levels, and mandatory capital expenditures, which are projects required to comply with governmental regulations or company policies.

Net debt equals total debt (debt plus convertible bonds and financial leases) minus cash and cash equivalents.

Operating EBITDA equals operating earnings before other expenses, net, plus depreciation and operating amortization.

pp equals percentage points

Prices all references to pricing initiatives, price increases or decreases, refer to our prices for our products

Strategic capital expenditures investments incurred with the purpose of increasing the company's profitability. These include capital expenditures on projects designed to increase profitability by expanding capacity, and margin improvement capital expenditures, which are projects designed to increase profitability by reducing costs.

Working capital equals operating accounts receivable (including other current assets received as payment in kind) plus historical inventories minus operating payables.

Earnings per ADS

The number of average ADSs outstanding used for the calculation of earnings per ADS was 1,254.3 million for the second quarter of 2014; 1,241.9 million for year-to-date 2014; 1,215.6 million for the second quarter of 2013; and 1,214.6 million for year-to-date 2013. According to the IAS 33 Earnings per share, the weighted-average number of common shares outstanding is determined considering the number of days during the accounting period in which the shares have been outstanding, including shares derived from corporate events that have modified the stockholder's equity structure during the period, such as increases in the number of shares by a public offering and the distribution of shares from stock dividends or recapitalizations of retained earnings and the potential diluted shares (Stock options, Restricted Stock Options and Mandatory Convertible Shares). The shares issued as a result of share dividends, recapitalizations and potential diluted shares are considered as issued at the beginning of the period.

Exchange rates	January – June		Second Quarter		Second Quarter	
	2014	2013	2014	2013	2014	2013
	Average	Average	Average	Average	End of period	End of period
Mexican peso	13.1	12.63	12.97	12.64	12.97	12.96
Euro	0.7304	0.7625	0.7297	0.7661	0.7302	0.7685
British pound	0.5971	0.6516	0.5923	0.6530	0.5844	0.6573

Amounts provided in units of local currency per US dollar.

2014 Second Quarter Results Page 17